EXHIBIT 99.1

SEABRIDGE GOLD INC.

INTERIM REPORT TO SHAREHOLDERS
AND

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS

ENDED SEPTEMBER 30, 2010

MANAGEMENT’S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Seabridge Gold Inc. for the three months and nine months ended September 30, 2010 have been prepared by management and approved by the Board of Directors of the Company.

Seabridge Gold Inc.

Report to Shareholders
Quarter Ended September 30, 2010

Highlights

•  Drill programs completed at Courageous Lake and KSM
•  Drilling at KSM confirms Iron Cap as new large gold-copper deposit with the potential to improve project economics
•  New metallurgical test work increases concentrate grades and reduces grinding costs for KSM ore
•  Courageous Lake drilling continues to increase confidence in the resource and finds potential expansions
•  Residual interest in Noche Buena project to be sold for US$10.12 million

2010 KSM Work Program

The 2010 drill program at Seabridge’s 100% owned KSM project is now complete. This year`s program was our largest to date, consisting of 21,300 meters of exploration drilling  and  8,700 meters of geotech drilling, resulting in the confirmation of a 4th new large deposit at KSM named the Iron Cap zone. An initial assessment of drill data and mine planning from Iron Cap suggests that (i) a significant mineral reserve can be expected from Iron Cap in a new Preliminary Feasibility Study (“PFS”) scheduled for completion next April; (ii) these additions to reserves, immediately adjacent to the Mitchell zone, could support a significant increase in annual production; and (iii) a potential expansion in mine size should substantially improve project economics.

The 41 core holes and supporting engineering work completed this year at Iron Cap suggest that Iron Cap could make a substantial increase to KSM reserves. As a result, Seabridge’s consultants are now examining a redesign of the KSM project for a graduated increase in throughput to 180,000 tonnes per day, a 50% increase from the PFS released on March 31, 2010. The grade, continuity, metallurgy and location of the Iron Cap zone should enable KSM to achieve this production expansion over time while substantially improving projected internal rates of returns and net asset values. As a result, Seabridge now expects to submit its Environmental Assessment Application following completion of a new PFS in April 2011.

Ongoing engineering work to optimize the March 2010 PFS is also generating significant economic enhancements.  Gold and copper recoveries estimated in the PFS are comparable to other large operating mines for this type of deposit. New independent metallurgical test work confirms that a higher grade copper concentrate can be produced at KSM and a coarser grind can be used without sacrificing copper recoveries. In total, these improvements are estimated to reduce the PFS Base Case average annual operating costs by US$12.8 million (about US$20 per ounce of gold produced) or approximately US$465 million over the nearly 37 year projected mine life. These enhancements will be included in the new PFS scheduled for April 2011.

Extensive additional test work has now been completed on two large composite samples of Mitchell ore. The program included examination of primary grinding and regrinding in batch flotation tests followed by lock-cycle and pilot plant testing. The results indicate that a primary grind in which 80% of the material is 150 microns or less in size generates comparable copper recoveries to those projected from a finer primary grind in which 80% of the material is smaller than 125 microns (the assumption in the March 2010 PFS).  A coarser primary grind is estimated to reduce projected operating costs by approximately US$0.10 per tonne of ore milled (US$4.3 million per year).

Improvements made to the flotation process produced concentrates grading 28.7% copper at a copper recovery rate of 85% in locked-cycle testing. By comparison, earlier test work on equivalent ore head grades for the March 2010 PFS predicted concentrates assaying 24.0% copper with similar copper recoveries.  If a 3% improvement in the copper concentrate grade is achieved at KSM, as these tests suggest is possible, operating costs would be reduced by approximately US$0.20 per tonne of ore milled compared to the March 2010 PFS, resulting in estimated average annual saving of US$8.5 million.

Updated KSM Economics

The March 2010 KSM Preliminary Feasibility Study provided economic projections incorporating spot metal prices and currency exchange rates at the time of the study (around March 2010) as well as the Base Case projections. Since that time, gold, copper and silver prices have improved while the U.S dollar has weakened against the Canadian dollar. In order to provide our shareholders with the impact of varying commodity prices and currency exchange rates on the KSM project, the following table provides pre-tax economic projections using recent prices and exchange rates (November 8, 2010) compared to the Base Case (three year average prices) and Spot Case of the March 2010 Preliminary Feasibility Study:

	Base Case	March 2010 Spot Case	November 2010 Spot Case
Net Cash Flow (US$)	$11.7 billion	$18.6 billion	$27.8 billion
NPV @ 5% (US$)	$2.9 billion	$5.6 billion	$9.0 billion
IRR (%)	11.4	16.5	21.2
Payback Period (years)	6.9	4.4	3.6
Life of Mine Operating Costs Per Ounce of Gold Produced (US$)	144	68	-46
Total Costs (including all capital) Per Ounce of Gold Produced (US$)	373	297	201
Metal Prices: Gold (US$/ounce) Copper (US$/pound) Silver (US$/ounce) Molybdenum (US$/pound)	878 2.90 14.59 16.50	1100 3.25 17.00 16.50	1400 3.90 27.70 15.70
US$/Cdn$ Exchange Rate	0.92	0.92	1.00

Note: Operating and total costs per ounce of gold are after base metal credits

The table above contains economic estimates which are based upon projections drawn from the KSM Preliminary Feasibility Study (“PFS”) released on March 31, 2010. For a greater understanding of the PFS and its assumptions, please see the March 31, 2010 news release (www.seabridgegold.net/news.php) and the PFS Executive Summary (www.seabridgegold.net/KSM-PFS.pdf).

2010 Courageous Lake Work Program

In June, Seabridge commenced a work program to advance its 100% owned Courageous Lake gold project towards a National Instrument 43-101 compliant Preliminary Feasibility Study. The main objective of the 2010 program was to conduct infill diamond drilling to upgrade a substantial portion of the existing inferred resource at the project to the measured and indicated resource categories. The 2010 program also includes environmental and permitting work, engineering and metallurgical consulting and geotechnical, environmental and definition drilling. An updated Preliminary Assessment is scheduled for completion in March 2011, with a Preliminary Feasibility Study expected one year later.

Drilling activities ended in October with 22,400 meters of diamond drilling completed including 1,600 meters of drilling for geotechnical purposes. Results from the first 22 of the 44 core holes drilled this season at Courageous Lake’s FAT deposit continued to increase confidence in the current resource, moving it towards reserve status.  The new drill results are also likely to add to the multi-million ounce resource and increase its overall grade.

Seabridge’s March 2008 Preliminary Assessment on Courageous Lake demonstrated that the FAT deposit has outstanding economic potential at current gold prices (see news release dated March 10, 2008). In the 2008 Preliminary Assessment, the independent consultants concluded that an open-pit mining operation, with on-site processing, was the most suitable development scenario for the Courageous Lake project. A base case scenario was developed proposing a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average estimated annual production of 500,500 ounces of gold at an estimated average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project were estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) was estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project was estimated at US$500 million. At a gold price of US$1,000 per ounce, the cumulative pre-tax net cash flow over the life of the project increased to US$2.27 billion with an internal pre-tax rate of return of 36%. Seabridge notes that the Courageous Lake Preliminary Assessment incorporated inferred mineral resources which are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the Preliminary Assessment will be realized.

Non Core Asset Sales

In October, Seabridge agreed to sell its remaining interest in the Noche Buena project to Penmont, a joint venture between Fresnillo and Newmont Mining, for US$10.12 million. In late 2008, Seabridge sold its 100% working interest in the Noche Buena project to Penmont for US$25 million in cash and a commitment by Penmont to pay Seabridge a further US$5 million upon commencement of commercial production from Noche Buena and a 1.5% net smelter royalty payable on all production from Noche Buena sold for US$800 per ounce of gold or greater. On closing of this transaction, expected in the 4th quarter of this year, Seabridge will no longer have any interest in the Noche Buena project.

The Gold Market

In our view, the next phase of the gold market has begun. The stealth bull market of the past 10 years is now going main stream. For the last decade, gold has mostly traded with the commodity complex, negatively correlated to the US dollar, in what has recently been called the ‘risk-on-risk-off`’ trade. But as gold moves to center stage as a preferred store of wealth and a preferred central bank reserve asset, dollar-euro and dollar-yen no longer seem to matter. Gold now appears to be trading independently of the commodity complex and the dollar which means that traditional yardsticks for the gold price no longer apply. This is the transition which we long have predicted would mark the beginning of the real gold bull market.

As we have said in these reports for many years, the real bull market in gold begins when declining confidence in paper wealth restores gold`s traditional role in the financial system as the most trusted store of value and the only certain and universally accepted form of final settlement. The recent policy decision by the Federal Reserve to resume quantitative easing (QE2) is, we believe, a defining moment for the present currency regime and market confidence in sovereign debt. It has taken 23 years to undo the legacy of Paul Volcker, Fed Chairman from 1979 to 1987, but Chairmen Greenspan and Bernanke have proven equal to the task, in our opinion destroying not only the credibility of the Federal Reserve but also confidence in the world`s reserve currency which was their responsibility to manage.

QE2, in our view, is very bad policy which fails to address the issues facing the US economy. More liquidity in a system which already suffers from too much will not generate the business confidence, savings and real, long term investment needed to create jobs and provide for a sustainable economic recovery. QE2`s failure as a policy designed to promote US economic recovery is bad enough. But far worse are the Fed`s justifications for it which expose the Fed`s powerlessness and intellectual poverty. And worse still are the implications for the world`s financial system.

In his now famous Op-Ed piece in the November 4 issue of the Washington Post, Chairman Bernanke argues that more inflation is needed in the US economy and that more liquidity and even lower interest rates resulting from QE2 will increase inflation and sharpen investor appetite for risk assets, driving up stock and bonds prices, increasing the wealth effect and thereby supporting additional consumption…a `virtuous circle` which he says will generate jobs. We are not alone in finding this argument to be spurious. As Mr. Volcker stated the day after the FOMC policy announcement: “The thought that you can create a prosperous economy by inflating is an illusion, in my judgment.”

The highly respected Dr. John Hussman, writing in his letter to investors of November 8, noted that Bernanke “seems to be grasping at straws” and concluded that his Op-Ed article`s justifications for QE2 “are undoubtedly among the most ignorant remarks ever made by a central banker.” He goes on to evaluate the probable wealth effects to be gained from stock market appreciation, based on available studies, and calculates that, at best, we can expect a temporary increment in GDP of $11.3 billion over two years. But at a more fundamental level, what are we to make of a Fed Chairman whose monetary policy aim is to target the stock market?  Chairman Bernanke twice mentions the stock market in his article without once discussing the banking system which is his primary responsibility (we thought).

But the greatest negative impact of QE2 is likely to be on the world financial system which is already in a state of extreme imbalance due to a huge surplus of unwanted dollars. Developing countries will need to print even more of their currencies to absorb yet more dollars as they flee the US for better returns elsewhere and these countries are already suffering from price inflation. Many are now openly discussing capital controls to reduce the inflow of dollars. America is exporting inflation and the rest of the world is not appreciative. A senior advisor to the People`s Bank of China was quoted as saying that it was “absurd” that the dollar was the world`s reserve currency while a leading representative of the German Government called the Fed “clueless”. Clearly, confidence in the current financial system is quickly declining and the risk of currency and trade wars has never been higher.

Most commentators who don’t understand gold question how high its price can go. Surely, they argue, gold cannot continue its inexorable climb. They worry that gold is in a bubble that must soon burst. In our view, it is not so much that the gold price is going higher, but rather that fiat currencies are falling in value as a result of excess liquidity, continued money printing and sovereign budget and debt levels which are clearly out of control. The correct question is not how high gold can go but whether or not we can restore confidence in fiat currencies. Does anyone think that the US congress can agree upon, and implement, a credible deficit reduction program? Does anyone think that the Federal Reserve can withdraw liquidity from the system without bringing down the major banks which remain in a very weakened condition despite reporting bogus profits engineered by changes in the accounting rules?

We are watching the slow demise of the current monetary system. We cannot know at this time what will replace it.  Undoubtedly, there will be much confusion and several false starts before a new, trustworthy monetary order can be achieved. In our view, a successful transition to a more stable monetary system will require the reintroduction of gold as a central monetary asset which limits the ability of governments to print money. If the world’s governments and central banks are not able to formulate such a system, the market will eventually do it for them by demanding payment in gold. In this period of uncertainty, we believe gold is more likely to preserve and enhance wealth than any other asset.

Gold share prices have not reflected anything like the increase in net present values that have been generated by the higher gold price. In part, this reflects the fact that gold share investors are not yet convinced that higher gold prices are here to stay. Many of those who buy physical gold are from a different set of investors whose motive is longer term protection of wealth and who are less likely to trade out of their positions at the first sign of weakness. Furthermore, many hedge funds seem to have been pursuing a so-called ratio trade… long physical gold and short gold equities. This strategy has depressed gold shares, including those of Seabridge, at a time when they should have been outperforming gold.  We believe that a period of catch-up for the gold shares is close at hand. As investors become more comfortable with the gold bull market, they will find the low valuation of gold in the ground to be increasingly compelling.  Short positions are the bids of the future.  We look forward to better share price performance in the months ahead.

Financial Results

During the three month period ended September 30, 2010 Seabridge posted a net loss of $527,000 ($0.01 per share) compared to a loss of $1,135,000 ($0.03 per share) for the same period last year. During the 3rd quarter, Seabridge invested $19,867,000 in mineral interests, primarily at KSM and Courageous Lake, compared to $13,450,000 during the same period last year. At September 30, 2010, net working capital was $27,319,000 compared to $9,140,000 at December 31, 2009. In addition, at September 30, 2010 the Company had $11,000,000 invested in a two-year Canadian bank guaranteed note at interest rates higher than its short term investments.

On Behalf of the Board of Directors,

Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
November 11, 2010

Forward-Looking Statements

In this Quarterly Report, we are making statements and providing information about our expectations for the future which are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. These include statements regarding the expected impact of drill programs on resources and reserves, the proposed production scenarios in respect of our principal projects and economic projections based upon them as well as our view of the gold market. We are presenting this information to help you understand management's current views of our future prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to do so by securities laws. This information is based on a number of material assumptions, and is subject to a number of material risks, which are discussed in our MD&A contained in the 2009 Annual Report to Shareholders under the headings "Forward-Looking Statements" and "Risks and Uncertainties". We also refer shareholders to the more comprehensive discussion of forward-looking information in our Annual Information Form filed on SEDAR at www.sedar.com and our Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
Three Months and Nine Months Ended September 30, 2010

This Management’s Discussion and Analysis is dated November 11, 2010 and reflects the three month and nine month periods ended September 30, 2010 and should be read in conjunction with the interim consolidated financial statements for the same period and the Management’s Discussion and Analysis included with the Audited Consolidated Financial Statements for the Year Ended December 31, 2009. The Company also published an Annual Information Form and an Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.  These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company acquired a 100% interest in the Noche Buena project in Mexico which was disposed of in 2008 for US$25 million plus other future consideration.  As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects.  Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia, Canada and the Courageous Lake property located in the Northwest Territories of Canada.  Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the NYSE Amex stock exchange under the symbol “SA”.

Results of Operations
For the three month period ended September 30, 2010, the Company reported a net loss of $527,000 or $0.01 per share compared to $1,135,000 or $0.03 per share in the same period of 2009. In the 2010 period, the Company recorded an income tax recovery of $102,000 related to the reversal of a deferred income tax provision set up for gains in Other Comprehensive Income.   Also in the 2010 period, the Company’s costs for stock option expense was lower by $380,000 while expenditures were higher by $100,000 for investor relations expenses compared to the 2009 period.

For the nine month period ended September 30, 2010, the Company reported a net loss of $2,200,000, or $0.06 per share compared to $3,410,000 or $0.09 per share in the same period of 2009.  In the 2010 period, the Company recorded an income tax recovery of $102,000 related to the reversal of a deferred income tax provision set up for gains in Other Comprehensive Income. Also in the 2010 period, the Company’s corporate and general expenditures were lower overall compared to the 2009 period, as a result of a reduction of $974,000 of stock option expense offset by $887,000 in bonuses determined subsequent to the newly calculated mineral reserves at the KSM project.  Also in the 2010 period, the Company recorded a net foreign exchange gain of $1,126,000 which was principally attributed to foreign exchange gains resulting from converting the funds received from our US dollar equity financing into Canadian dollars.  The Company’s interest income from cash investments was $326,000 down from $425,000 in the same period of 2009 when interest rates were significantly higher.

Quarterly Information
Selected financial information for the first three quarters of 2010 and each of the quarters for fiscal years 2009 and 2008:

	3rd Quarter Ended September 30, 2010	2nd Quarter Ended June 30, 2010	1st Quarter Ended March 31, 2010
Revenue	$ Nil	$ Nil	$ Nil
Profit (Loss) for period	$(527,000)	$(1,644,000)	$73
Basic Profit (Loss) per share	$(0.01)	$(0.04)	$-
Diluted Profit (Loss) per share	$(0.01)	$(0.04)	$-

	4th Quarter Ended December 31, 2009	3rd Quarter Ended September 30, 2009	2nd Quarter Ended June 30, 2009	1st Quarter Ended March 31, 2009
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Profit (Loss) for period	$(1,269,000)	$(1,135,000)	$(1,278,000)	$(997,000)
Basic Profit (Loss) per share	$(0.03)	$(0.03)	$(0.03)	$(0.03)
Diluted Profit (Loss) per share	$(0.03)	$(0.03)	$(0.03)	$(0.03)

	4th Quarter Ended December 31, 2008	3rd Quarter Ended September 30, 2008	2nd Quarter Ended June 30, 2008	1st Quarter Ended March 31, 2008
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Profit (Loss) for period	$13,396,000	$(895,000)	$(1,305,000)	$(906,000)
Basic Profit (Loss) per share	$0.35	$(0.02)	$(0.03)	$(0.02)
Diluted Profit (Loss) per share	$0.34	$(0.02)	$(0.03)	$(0.02)

In Quarter 1 of 2010, the Company recorded a foreign exchange gain of $1,098,000 which was principally attributed to foreign exchange gains resulting from converting the funds received from our US dollar equity financing into Canadian dollars. The significant profit for the fourth quarter of 2008 was due to the $19.9 million gain from the sale of the Noche Buena project in Mexico net of an income tax provision of $5.6 million.

Mineral Interest Activities
For the nine month period ended September 30, 2010, the Company incurred expenditures of $31,652,000 on mineral interests compared to $18,971,000 in the same period of 2009.  The 2010 expenditures were spent at both the KSM project where the Preliminary Feasibility Study was completed and at the Courageous Lake project where drilling and engineering, environmental and metallurgical studies continued with the intention of upgrading the project to the preliminary feasibility stage by early 2012.

During the balance of 2010, at the KSM project, analyzing drill results and engineering and environmental studies will continue.  At Courageous Lake, the Company’s continuing expenditures will be for the review of the 2010 drilling results to upgrade and expand resources and commence studies with the intention of upgrading the project to the preliminary feasibility stage by early 2012.

Liquidity and Capital Resources
Working capital at September 30, 2010, was $27,319,000 compared to $9,140,000 at December 31, 2009.  In addition, the Company had $11 million invested in a two-year Canadian bank guaranteed note at interest rates higher than the shorter term investments.  In March 2010, the Company closed a base shelf prospectus financing of 2,875,000 common shares at US$22.90 per share for gross proceeds of US$65,837,500.  Cash was used in the nine month 2010 period for operating activities in the amount of $3,344,000 (2009 – $8,146,000 which included the payment of $5,326,000 in Mexican income taxes on the sale of the Noche Buena project) and for mineral interests $27,302,000 (2009 - $17,266,000). In October 2010, the Company reached agreement to sell the residual interests it held in the Noche Buena project in Mexico for an amount of US$10.12 million.  The agreement is expected to close in December 2010.

The Company’s cash and investment position is sufficient to provide for planned exploration and ongoing operating activities for several years.

Internal Control Over Financial Reporting (“ICFR”)
Nothing occurred during the period beginning on January 1, 2010 and ending on September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Shares Issued and Outstanding
At November 11, 2010, the issued and outstanding common shares of the Company totalled 40,545,185.  In addition, there were 1,726,000 stock options granted and outstanding (of which 595,000 were not exercisable).  On a fully diluted basis there would be 42,271,185 common shares issued and outstanding.

Related Party Transactions
During the nine month period ended September 30, 2010, a private company controlled by a director of the Company was paid $29,000 (Quarter 3 - $9,200) (2009 - $28,000 and $20,800) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $250,000 (Quarter 3 - $50,000) (2009 - $150,000 and $50,000) for corporate consulting services rendered and a third director was paid $12,300  (Quarter 3 - $4,100) (2009 - $14,000 and $2,800) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Standards Not Yet Adopted
International Financial Reporting Standards (“IFRS”)
In February 2008, the Canadian Institute of Chartered Accountants announced that GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.

The Company has undertaken a thorough review of the impact of the adoption of IFRS in 2011, including the identification of the new standards and their impact on financial reporting. Management has analyzed existing financial reporting, prepared an assessment of the potential impacts the new standards will have on the Company and developed a changeover plan.  The Company has determined that the accounting for impairment of assets, foreign exchange, exploration costs, asset retirement obligations, flow-through shares, stock-based compensation and income tax provisions under IFRS are different than Canadian GAAP, and may impact the financial statements. The Company has determined the financial impact of the transition to IFRS and is presently reviewing these amounts with its Audit Committee and its auditors to ensure they understand and agree with our choices.  It is anticipated that changes that will be required to be reported under IFRS will not affect materially the ongoing operations of the Company.  There are also items, such as flow-through share accounting, that the standard setting bodies for IFRS have not yet specifically addressed.

In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are being documented along with the necessary system changes required to gather process and review such disclosure.  The Company’s plans and project for conversion to IFRS is ongoing and the Company expects that there will be no issues meeting the required timelines for conversion to IFRS.

November 11, 2010

Consolidated Balance Sheets (Unaudited, 000’s of Canadian dollars)
	September 30, 2010	December 31, 2009

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,536	$285
Short-term deposits	27,191	9,002
Amounts receivable and prepaid expenses	1,671	466
Marketable securities	1,290	797
	33,688	10,550

LONG-TERM GUARANTEED INVESTMENT	11,000	-

CONVERTIBLE DEBENTURE (Note 2)	676	-

MINERAL INTERESTS (Note 2)	122,866	91,214

RECLAMATION DEPOSITS	1,550	1,552

PROPERTY AND EQUIPMENT	57	85
	$169,837	$103,401

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accruals	$6,335	$1,376
Income taxes payable	34	34
	6,369	1,410

LONG-TERM INCOME TAXES PAYABLE	88	137
PROVISIONS FOR RECLAMATION LIABILITIES	2,403	2,256
	8,860	3,803

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 3)	177,288	114,027
STOCK OPTIONS (Note 3)	6,836	7,012
CONTRIBUTED SURPLUS	283	126

DEFICIT	(23,838)	(21,740)
ACCUMULATED OTHER COMPREHENSIVE INCOME	408	173
	160,977	99,598
	$169,837	$103,401

Subsequent Event (Note 5)
See accompanying notes to consolidated financial statements

ON BEHALF OF THE BOARD OF DIRECTORS

Rudi P. Fronk Director	James S. Anthony Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Deficit
For the Periods Ended September 30, 2010 and 2009
(unaudited, 000's of Canadian dollars, except income per share)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2010	2009	2010	2009
Expenditures
Corporate and general	$828	$1,205	$3,748	$3,902
Interest income	(146)	(113)	(326)	(425)
Gain on sale of marketable securities	-	-	-	(164)
Unrealized gain on convertible debenture (Note 2)	(96)	-	(96)	-
Write-down of marketable securities	-	33	-	82
Foreign exchange (gains) losses	43	10	(1,126)	15
Loss Before Income Taxes	629	1,135	2,200	3,410
Income tax recovery	(102)	-	(102)	-
Net Loss for Period	527	1,135	2,098	3,410
Deficit, Beginning of Period	23,311	19,337	21,740	17,062
Deficit, End of Period	$23,838	$20,472	$23,838	$20,472

Loss per Share - basic and diluted	$0.01	$0.03	$0.05	$0.09

Weighted Average Number of Shares Outstanding	40,545,185	37,542,852	39,901,852	37,446,741

Consolidated Statements of Comprehensive Loss
For the Periods Ended September 30, 2010 and 2009
(unaudited, 000's of Canadian dollars)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2010	2009	2010	2009

Net Loss for Period	$527	$1,135	$2,098	$3,410
Other Comprehensive Loss (Income)
Reclassification for gains and losses in net loss for period	-	33	-	82
Unrecognized gains on marketable securities	(360)	(103)	(235)	(274)
Comprehensive Loss	$167	$1,065	$1,863	$3,218

Consolidated Statements of Accumulated Other Comprehensive Income
For the Periods Ended September 30, 2010 and 2009
(unaudited, 000's of Canadian dollars)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2010	2009	2010	2009
Balance, Beginning of Period	$48	$17	$173	$(105)
Other Comprehensive Income - net of income
taxes: 2010 - $102, 2009 - Nil	360	70	235	192
Balance, End of Period	$408	$87	$408	$87

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
For the Periods Ended September 30, 2010 and 2009
(unaudited, 000's of Canadian dollars)

	Three Months Ended Sept. 30,		Nine Months Ended Sept.30,
	2010	2009	2010	2009
Cash Provided from (Used for) Operations
Net loss for period	$(527)	$(1,135)	$(2,098)	$(3,410)
Items not involving cash
Gain on sale of marketable securities	-	-	-	(164)
Unrealized gain on convertible debenture (Note 2)	(96)		(96)
Write-down of marketable securities	-	33	-	82
Stock option compensation	34	414	156	1,130
Accretion of convertible debenture	(43)	-	(43)	-
Accretion on reclamation liabilities	49	43	147	129
Amortization	9	10	27	30
Income tax recovery	(102)	-	(102)	-
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(1,033)	(352)	(1,205)	(351)
Accounts payable and accruals	9	(98)	(81)	(266)
Income taxes payable	-	-	(49)	(5,326)
	(1,700)	(1,085)	(3,344)	(8,146)
Investing Activities
Mineral interests	(17,910)	(11,222)	(27,302)	(17,266)
Reclamation deposits	-	-	-	(249)
Marketable securities increase - net	-	-	-	(239)
Short-term deposits	21,759	11,421	(18,189)	17,164
Long-term guaranteed investment	-	-	(11,000)	-
	3,849	199	(56,491)	(590)
Financing Activities
Issue of share capital (Note 3)	-	440	63,086	966
Net Cash Provided	2,149	(446)	3,251	(7,770)
Cash and Cash Equivalents, Beginning of Period	1,387	775	285	8,099
Cash and Cash Equivalents, End of Period	$3,536	$329	$3,536	$329

Supplementary Non-cash Investing Activities
Changes in Accounts Receivables and
Liabilities in Mineral Interests	$1,971	$(214)	$5,040	$(639)

Notes to the Consolidated Financial Statements
At September 30, 2010
(in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements, follow the same accounting policies and methods of application as the most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with Seabridge’s audited consolidated financial statements for the year ended December 31, 2009.

2.	Mineral Interests
Expenditures on projects during the nine month period ended September 30, 2010 and 2009 were as follows (000’s):

	Balance, Dec. 31, 2009	Expenditures Quarter 1, 2010	Expenditures Quarter 2, 2010	Expenditures Quarter 3, 2010	Balance, Sept. 30, 2010
Courageous Lake	$22,404	$206	$2,395	$5,490	$30,495
KSM	57,851	3,480	6,189	14,240	81,760
Castle Black Rock	242	-	10	-	252
Grassy Mountain	3,606	60	29	36	3,731
Hog Ranch	680	-	(680)	-	-
Quartz Mountain	444	-	35	-	479
Red Mountain	1,543	11	40	101	1,695
Pacific Intermountain Gold	3,960	10	-	-	3,970
Other Nevada projects	484	-	-	-	484
	$91,214	$3,767	$8,018	$19,867	$122,866

	Balance, Dec. 31, 2008	Expenditures Quarter 1, 2009	Expenditures Quarter 2, 2009	Expenditures Quarter 3, 2009	Balance, Sept. 30, 2009
Courageous Lake	$21,908	$34	$227	$204	$22,373
KSM	36,140	1,687	3,711	13,067	54,605
Castle Black Rock	516	-	(8)	(57)	451
Grassy Mountain	3,469	63	29	42	3,603
Hog Ranch	1,277	-	(567)	4	714
Quartz Mountain	452	-	11	4	467
Red Mountain	1,407	13	17	56	1,493
Pacific Intermountain Gold	3,448	24	263	76	3,811
Other Nevada projects	412	-	17	54	483
	$69,029	$1,821	$3,700	$13,450	$88,000

Castle Black Rock, Pacific Intermountain Gold and Other Nevada Projects
In December 2009, the Company signed a letter of intent to sell the Castle Black Rock, Pacific Intermountain Gold and Other Nevada projects to Constitution Mining Corp. (“Constitution”).  The agreement closing was extended twice, until September 30, 2010 at which time Constitution advised the Company that it could not complete the agreement.

Hog Ranch
In April 2009, the Company signed an option agreement with Icon Industries Ltd., now ICN Resources Ltd. (“ICON”).  The terms of the agreement required ICON to issue one million common shares to the Company, pay $500,000 on closing and to issue a further one million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange.  The acceptance by the TSX Venture Exchange was received and ICON issued the first one million shares and paid the $500,000.  In April 2010, the balance of the one million shares was received and the Company agreed to take back a $525,000 convertible debenture in place of the cash due.  The debenture is for 18 months with interest at 5% per annum and the principal and accumulated interest is convertible into common shares of ICON at the Company’s option at $0.30 per share.  The debenture is secured by the Company’s interest in the project.

On initial recognition, the convertible debenture value, in the amount of $525,000 was allocated between the debenture receivable ($385,000) and the related conversion option ($140,000) based on the fair value of the instruments.  The fair value of the conversion option was determined using the Black-Scholes option pricing model, the ICON share price and its historical volatility, the conversion price and the expected life of the instruments.  The carrying value of the conversion option will be adjusted to fair value at each reporting period and any gain or loss will be recognized in the statement of operations at that time.  Also, the debenture receivable will be accreted to the face value of the debenture over its life and the related amount will be included on the statement of operations each reporting period.

At September 30, 2010, the fair value of the conversion option was recalculated based on current amounts and was revalued upwards by $96,250 to $236,250 and $43,000 was recorded for accretion of the debenture receivable.

3.	Share Capital
(a)	Common shares were issued during the nine month period ended September 30, 2010 as follows:

	Shares	Amount (000’s)
Balance, December 31, 2009	37,598,685	$114,027
For cash, prospectus financing (see below)	2,875,000	62,708
For cash, exercise of stock options	71,500	378
Value of options exercised	-	175
Balance, September 30, 2010	40,545,185	$177,288

On March 3, 2010, the Company closed a base shelf prospectus financing of 2,875,000 common shares at US$22.90 per share for gross proceeds of US$65,837,500 (CDN$67,944,300). The agents received commission of 6.5% in cash or CDN$4,416,000 and other expenses of the financing totalled CDN$820,000.

(b)	Stock Options

A summary of the status of the Company’s stock option plan at September 30, 2010 and changes during the period are presented below:

	Shares	Amount
Outstanding, December 31, 2009	1,812,500	$7,012,000
Exercised	(71,500)	(175,000)
Expired	(15,000)	(157,000)
Value of prior years options vested	-	156,000
Outstanding, September 30, 2010	1,726,000	$6,836,000

4.	Related Party Transactions
During the nine month period ended September 30, 2010, a private company controlled by a director of the Company was paid $29,000 (Quarter 3 - $9,200) (2009 - $28,000 and $20,800) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $250,000 (Quarter 3 - $50,000) (2009 - $150,000 and $50,000) for corporate consulting services rendered and a third director was paid $12,300  (Quarter 3 - $4,100) (2009 - $14,000 and $2,800) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

5.	Subsequent Event
In October 2010, the Company reached agreement to sell the residual interests it held in the Noche Buena project in Mexico for an amount of US$10.12 million.  The agreement is expected to close in December 2010.